Exhibit 2.1

April 3, 2007

Tumit Communications Inc.
3637 Sainte-Famille
Montreal, Quebec, H2X 2L5

Re:	Purchase of DPE Assets

Dear Dean Proctor:

In connection with the Share Purchase Agreement (the “Share Purchase Agreement”) dated August 29, 2006 among Rackable Systems, Inc. (“Rackable”), Terrascale Technologies Inc., Rackable Systems Canada Acquisition ULC (since merged into Terrascale Technologies Inc.) (“Purchaser”), the Persons listed on Schedule A thereto (the “Selling Shareholders”) and Tumit Communications Inc. (“Tumit”), Rackable and Purchaser acquired an option to retain all ownership rights to certain technology relating to a Distributed Parity Engine proprietary RAID algorithm, related patent application, software, documentation, and development notes, as further described in the Share Purchase Agreement (the “DPE Assets”). Rackable would like to retain full ownership of the DPE Assets in consideration for the amounts set out below. Any defined terms used in this letter will have the meanings given them in the Share Purchase Agreement, unless otherwise defined in this letter.

Within two (2) business days of the Effective Date set forth below, Rackable will pay nine million dollars U.S. ($9,000,000) as follows:

(i) $912,836.82 (withholdings allocated to the NR Selling Shareholders as per Schedule A attached hereto) into the account designated by Borden Ladner Gervais, LLP, to be dealt with as per the terms and conditions of the Tax Escrow Agreements signed by each of the NR Selling Shareholders, Purchaser and Borden Ladner Gervais, LLP; and

(ii) $8,087,163.18 (total consideration not subject to withholdings allocated to the Selling Shareholders as per Schedule A attached hereto) into the account designated by Tumit, to be remitted forthwith upon reception by Tumit to the Selling Shareholders as per Schedule A attached hereto, in consideration for continued, unlimited, irrevocable, perpetual ownership of the DPE Assets; Rackable (acting on its behalf and on behalf of its affiliates) hereby waives any rights it may have to have any portion of the $9,000,000 paid into the Escrow Fund or be subject to any vesting arrangements.

Provided Tumit receives full payment of the amount contemplated in (ii) above, it will indemnify and hold Rackable harmless from, and at Rackable’s option defend Rackable from, any claims, losses, liabilities, damages, costs, and expenses (including attorneys’ fees, expert witness fees, and court costs) brought by any Selling Shareholder relating solely to the failure to pay any amounts to such Selling Shareholder as per Schedule A attached hereto (other than amounts to be withheld as per said Schedule A).

Rackable will also pay to Tumit the amount of U.S.$50,000 to cover the costs incurred by Tumit or its designees to set up a new entity in contemplation of a licensing arrangement relating to the DPE Assets, which the parties have elected not to pursue.

Promptly after the Effective Date, Rackable, Terrascale Technologies Inc, and Tumit will deliver to Iron Mountain Intellectual Property Management, Inc. (“Iron Mountain”) the notice set forth in Schedule B to this letter, executed by each of Rackable, Terrascale Technologies Inc. and Tumit, instructing Iron Mountain to release the Deposit Materials (as such term is defined in the DPE Escrow Agreement) to Rackable and terminating the DPE Escrow Agreement. Rackable agrees to pay any fees owed to Iron Mountain upon the effective date of termination of the DPE Escrow Agreement.

This letter, when fully executed below, will be effective as of April 3, 2007 (the “Effective Date”).

Very truly yours

Rackable Systems, Inc.

By: /s/ William Garvey

Accepted and Agreed to By:

Tumit Communications Inc.

By: /s/ Dean Proctor

Schedule A to the Agreement, listing the Selling Shareholders and the amounts payable to each, and Schedule B, the DPE Escrow Termination Letter, are omitted pursuant to Item 601(b)(2) of Regulation S-K. Rackable Systems, Inc. will furnish to the Securities and Exchange Commission supplementally upon its request a copy of these Schedules.